UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of March 31, 2023

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at March 31, 2023

(In thousands of Reais)

 Balance

Assets	Note	March 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	6	159,022	100,243
Financial investment	6	-	8,160
Trade and other receivables	7	186,060	156,012
Tax assets		45,068	35,579
Prepayments		7,534	6,369
Other assets		10,234	6,821
Total current assets		407,918	313,184
Non-current assets
Tax assets		90	107
Prepayments		1,886	2,207
Other Assets		10	34
Deferred tax assets	19	100,601	91,769
Property, plant and equipment	8	17,555	19,590
Intangible assets and goodwill	9	1,369,593	1,377,232
Total non-current assets		1,489,735	1,490,939
Total assets		1,897,653	1,804,123

1

Zenvia Inc.

Unaudited condensed consolidated statements of financial position at March 31, 2023

(In thousands of Reais)

Liabilities	Note	March 31, 2023	December 31, 2022
Current liabilities
Trade and other payables	10	379,200	264,728
Loans, borrowings and debentures	11	95,322	89,541
Liabilities from acquisitions	13	81,139	60,778
Employee benefits		45,028	35,039
Tax liabilities	19	15,097	17,046
Lease liabilities		2,011	1,992
Deferred revenue		12,765	6,873
Derivative financial instruments		837	-
Taxes to be paid in installments		277	340
Total current liabilities		631,676	476,337
Non-current liabilities
Liabilities from acquisitions	13	254,195	290,852
Loans and borrowings	11	54,537	77,293
Provisions for tax, labor and civil risks	14	2,585	1,969
Lease liabilities		2,316	2,824
Trade and other payables	10	1,455	1,092
Employee benefits		142	62
Taxes to be paid in installments		402	454
Total non-current liabilities		315,632	374,546
Equity	15
Capital		957,525	957,525
Reserves		249,307	244,913
Translation reserve		5,874	9,485
Accumulated losses		(262,337)	(258,587)
Equity attributable to owners of the Company		950,369	953,336
Non-controlling interests		(24)	(96)
Total equity		950,345	953,240
Total equity and liabilities		1,897,653	1,804,123

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc.
Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31, 2023
(In thousands of Reais)

		Three months period ended March 31
	Note	2023	2022
Revenue	16	179,047	197,581
Cost of services	17	(100,098)	(138,157)
Gross profit		78,949	59,424
Operating expenses
Sales and marketing expenses	17	(27,442)	(25,419)
General and administrative expenses	17	(31,447)	(34,733)
Research and development expenses	17	(14,004)	(13,310)
Allowance for expected credit losses	17	(2,161)	(2,040)
Other income and expenses, net	17	(83)	(8,158)
Operating gain (loss)		3,812	(24,236)
Financial Income (Expenses)
Finance expenses	18	(18,724)	(13,618)
Finance income	18	2,625	11,900
Financial expenses, Net		(16,099)	(1,718)
Loss before taxes		(12,287)	(25,954)
Income Tax and Social Contribution
Deferred income tax and social contribution	19	8,827	4,949
Current income tax and social contribution	19	(218)	(20)
Total Income Tax and Social Contribution		8,609	4,929
Loss of the period		(3,678)	(21,025)

Loss attributable to:
Owners of the Company		(3,750)	(21,025)
Non-controlling interests		72	-

Loss per share (expressed in Reais per share)
Basic	20	(0.090)	(0.645)
Diluted	20	(0.090)	(0.645)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		(3,611)	(30,143)
Total comprehensive loss for the period		(7,289)	(51,168)

Total comprehensive loss attributable to:
Owners of the Company		(7,361)	(51,168)
Non-controlling interests		72	-

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited condensed consolidated statement of changes in equity

For the three months period ended March 31, 2023

(In thousands of reais)

		Reserves
	Capital	Capital reserve	Translation reserve	Retained earnings (loss)	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2022	957,523	226,599	34,638	(15,558)	1,203,202	-	1,203,202
Loss for the period	-	-	-	(21,025)	(21,025)	-	(21,025)
Cumulative translation adjustments from operations in foreign currency	-	-	(30,143)	-	(30,143)	-	(30,143)
Share-based compensation	-	641	-	-	641	-	641
Balance at March 31, 2022	957,523	227,240	4,495	(36,583)	1,152,675	-	1,152,675

Balance at January 1, 2023	957,525	244,913	9,485	(258,587)	953,336	(96)	953,240
Loss for the period	-	-	-	(3,750)	(3,750)	72	(3,678)
Cumulative translation adjustments from operations in foreign currency	-	-	(3,611)	-	(3,611)	-	(3,611)
Share-based compensation	-	312	-	-	312	-	312
Issuance of shares	-	4,082	-	-	4,082	-	4,082
Balance at March 31, 2023	957,525	249,307	5,874	(262,337)	950,369	(24)	950,345

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited condensed consolidated statements of cash flows

For the three months period ended March 31, 2023 and 2022

(In thousands of reais)

	Three months period ended March 31
	2023	2022
Cash flow from operating activities
Loss for the period	(3,678)	(21,025)
Adjustments for:
Income tax and social contribution	(8,609)	(4,929)
Depreciation and amortization	20,133	14,764
Allowance for expected credit losses	1,850	2,040
Provisions for tax, labor and civil risks	741	(27)
Provision for bonus and profit sharing	7,159	3,807
Share-based compensation	5,290	641
Provision for earn-out and compensation	-	1,867
Interest from loans and borrowings	6,788	7,381
Interest on leases	112	150
Exchange variation loss (gain)	3,268	(2,497)
Loss on write-off of intangible assets	-	79
Loss on write-off of property, plant and equipment	89	(49)
Effect of hyperinflation	136	1,655
Changes in assets and liabilities
Trade and other receivables	(31,898)	(25,616)
Prepayments	(844)	16,232
Other assets	(14,824)	(1,633)
Suppliers	115,101	(1,257)
Employee benefits	2,663	(5,705)
Other liabilities	3,548	5,401
Cash generated from (used in) operating activities	107,025	(8,720)
Interest paid on loans and leases	(6,360)	(7,701)
Income taxes paid	(853)	-
Net cash flow from (used in) operating activities	99,812	(16,421)
Cash flow from investing activities
Acquisition of property, plant and equipment	-	(2,280)
Investments of earning bank deposits	-	(149)
Redemption of interest earning bank deposits	8,160	-
Acquisition of Intangible assets	(10,863)	(5,475)
Net cash (used in) investing activities	(2,703)	(7,904)
Cash flow from financing activities
Payment of borrowings	(17,513)	(11,325)
Payment of lease liabilities	(423)	(841)
Payments in installments for acquisition of subsidiaries	(20,430)	(124,000)
Net cash (used in) from financing activities	(38,366)	(136,166)
Exchange rate change on cash and cash equivalents	36	(30,143)
Net increase (decrease) in cash and cash equivalents	58,779	(190,634)
Cash and cash equivalents at January 1	100,243	582,231
Cash and cash equivalents at March 31	159,022	391,597

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the Consolidated Financial Statements

(In thousands of Reais)

1. Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The Group is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Group Service as a Software (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of March 31, 2023, the Company has negative consolidated working capital in the amount of R$223,758 (current assets of R$407,918 and current liabilities of R$631,676), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Zenvia’s Management focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the Company’s current workforce in 9% and is in line with the acceleration of the integration of acquisitions. These actions have been already presenting an improvement in cash generation, and management is committed to continue pursuing new operational efficiencies for the next 12 months. Also, management worked with alternatives to settle the Company’s short-term obligations by renegotiating certain earn-out payment terms (as detailed in note 15) and renegotiating current outstanding loans (as detailed in note 10). Therefore, as a result of the above referred initiatives, although the Company has experienced decreases in operating cash flow, and increases in both financing and investing cash flow, the Company believes that it will increase its cash from operations during 2023 while at the same time, meeting its debt obligations as they come due. Considering the Company’s short-term financial contractual obligations and commitments as of March 31, 2023, the Company will continue to fund its operations with its operating cash flow and incrementally to its operations, the Company expects a cash outlay of R$188,242 during 2023 mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. In order to satisfy such obligations, the Management expects that the continued expansion in profitability, as presented in the Company´s 2023 fiscal year guidance, will result in an increase in cash from operations. Therefore, the Company believes its working capital and projected cash flows from operations will be sufficient for the Company’s requirements for the next twelve months. In addition to generating cash flow from operations, management has been evaluating and negotiating funding alternatives that include debt and equity, amongst others, to ensure, if necessary, new sources of financing that will enable the Company to meet its obligations. As a result of these factors, management continues to have a reasonable expectation that the Group will be able to continue operations in the foreseeable future.

a. Corporate Reorganization

On May 7, 2021, Zenvia Mobile Serviços Digitais S.A. (Zenvia Brazil) became a wholly owned subsidiary of Zenvia Inc., a holding company created in connection with the initial public offering of the Group. At the time of the reorganization, the Company's current shareholders contributed all of their shares in Zenvia Brazil to Zenvia Inc. at a ratio of one-to-five. In return for this contribution, the Company issued in aggregate 23,708,300 new Class B common shares to Bobsin LLC, Oria Zenvia Co-investment Holdings, LP, Oria Zenvia Co-investment Holdings II, LP, Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia and Oria Tech I Inovação Fundo de Investimento em Participações Multiestratégia and in aggregate 199,710 new Class A common shares to Spectra I Fundo de Investimento em Participações Multiestratégia Investimento No Exterior and Spectra II Fundo de Investimento em Participações Multiestratégia Investimento No Exterior, in each case, at the above ratio of one-to-five. This corporate reorganization kept the same percentage of ownership of the former shareholders of Zenvia Brazil in Zenvia Inc.

6

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The Company accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of Zenvia Brazil are included in the Zenvia’s consolidated financial statements with no fair value uplift. Thus, these consolidated financial statements reflect:

(i)	The historical operating results and financial position of Zenvia Brazil prior the restructuring;
(ii)	The consolidated results of the Company following the restructuring;
(iii)	The assets and liabilities of Zenvia Brazil and its then subsidiaries at their historical cost;
(iv)	The number of ordinary shares issued by Zenvia, as a result of the restructuring is reflected retroactively to January 1, 2019, for purposes of calculating earnings per share;
(v)	Zenvia Brazil shares were contributed in Zenvia at its book value as at May 7, 2021;
(vi)	As the remaining equity reserves of Zenvia Brazil are no longer applicable to Zenvia Inc., they were added to the initial capital reserve balance.

b. Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, Zenvia Brazil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and with regards to the remaining 1.96% share capital, Zenvia Brazil had options to purchase such share capital through the payments of the applicable exercise price by Zenvia Brazil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the Movidesk original acquisition agreement, the total consideration transferred and then expected to be transferred by Zenvia Brazil were as follows: (1) R$301,258 paid in cash in May 2022 and; (2) Movidesk former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740 at the time of closing; and (3) an earn-out structure based payment on the fulfillment of gross margin targets until the third quarter of 2023, which fair value is R$159,706 to be paid in December 2023; and (4) R$8,411 to be paid on the exercise price of purchase options. Earn-outs outcomes consider the achievement of certain milestones that variate from -50% to + 50%, reaching between R$94,441 and R$360,376 respectively.

The goodwill arising from the acquisition has been recognized as follows:

Movidesk
May 2, 2022
Consideration transferred	485,115
Other net liabilities, including PPE and cash	(3,367)
Intangible assets –– Digital platform	229,705
Intangible assets –– Customer portfolio	12,594
Total net assets acquired at fair value	238,932
Net assets attributable to NCI	(67)
Goodwill	246,250

7

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The goodwill of R$246,250 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

The fair value of Movidesk’s intangible assets (digital platform, customer portfolio and non-compete) has been measured by valuation techniques that are summarized below.

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

On October 26, 2022, Zenvia Brazil reached an agreement with Movidesk former controlling shareholders to extend the remaining payments. The earn-out payment due to certain former shareholders, previously expected to total R$205,647, which could reach R$327,635, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs in the range of 130 and 140% of CDI. Per the terms of the amended Movidesk acquisition agreement, (i) 12 fixed monthly installments of R$100 will be paid from January 2023 until December 2023, (ii) R$204,447 in total will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total R$24,047, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

c. Business combination – Sensedata Tecnologia Ltda (“SenseData”)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda., referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the SenseData original acquisition agreement the total consideration transferred and then expected to be transferred were as follows: (i) R$30,112 in cash up front and; (ii) an earn-out cash structure based payment on the achievement of gross profit milestones until November 2023, which was estimated at R$35,018; (iii) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% was between R$35,018 and R$100,349 respectively; and (iv) SenseData former controlling shareholders received 94,200 Zenvia’s Class A common shares, subject to lock-up provisions, equivalent to an amount corresponding to R$6,793 in May 17, 2022.

8

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021
Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio (a)	720
Intangible assets –– Digital platform (b)	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

(a)	The fair value of R$720 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.
(b)	The fair value of R$48,271 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date.

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

On December 21, 2022, Zenvia Brazil signed an agreement with SenseData former controlling shareholders to extend remaining payments. A payment which originally matured of R$23,751, due at the end of December 2022, was renegotiated as follows: (i) R$18,000 were paid in December 2022 and (ii) 12 monthly installments of R$479 will be paid throughout 2023, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI, (iv) an estimate of the range of outcomes considering the achievement of certain milestones varying from -50% to + 50% is R$21,577 and R$72,488 respectively. Also, the total of R$40,407 related to the achievements of gross profit targets, as defined in the original agreement, Zenvia agreed to pay a fixed amount of R$20,000 in December 2023, with the remaining amount to be paid in 24 installments, subject to accrued interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI. SenseData´s founding partners will continue to manage the company as per the original agreement, until the end of 2023.

9

Notes to the Consolidated Financial Statements

(In thousands of Reais)

d. Business combination – Direct One (“D1”)

On July 31, 2021, Zenvia Brazil completed the purchase agreement for the acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of the original D1 acquisition agreement, the fair value of consideration was R$716,428 and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil contributed further R$19,000 in cash into D1; (2) the Company paid to D1 shareholders R$318,646 in cash; (3) the Company issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to R$132,812; and (4) the Company agreed to make earn-outs payments to certain D1 shareholders which, at the acquisition date, were estimated to be (i) R$56,892 to be paid in the second quarter of 2022; and (ii) R$168,078 to be paid in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which resulted in a new agreement, replacing the previously estimated amounts and timing of the earn-outs payments. The new agreement provided that the Company would pay to D1 former shareholders a total earn-out amounting to R$164,000. The amount of R$124,000 was paid in the first quarter of 2022 and R$40,000 would be paid on March 31, 2023.

On October 26, 2022, the Company reached a new agreement with D1 to extend the then remaining payments under the D1 acquisition. The last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000, will now be paid, as follows: (i) R$7,794 paid in January 2023, (ii) R$3,864 paid in February 2023, (iii) R$4,720 paid in March 2023 and (iv) 24 monthly installments of R$1,288 between April 2023 and February 2025, subject to interests in line with Zenvia’s current bank financing costs in the range of 130% and 140% of CDI.

Goodwill arising from the acquisition has been recognized as follows:

D1
July 31, 2021
Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables (d)	16,516
Intangible assets and goodwill (c)	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio (a)	1,482
Intangible assets –– Digital platform (b)	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

(a)	The fair value of R$1,482 represents customer portfolio and was calculated based on discounted future cash flows associated to the portfolio estimated at the acquisition date.
(b)	The fair value of R$58,489 represents the digital platform acquired, measured based on discounted future cash flows associated to the asset at the acquisition date;
(c)	This amount refers to the intangible and goodwill from Smarkio which was acquired by D1 in November 2020 and merged into that entity in November 2021. The intangible assets related to Smarkio´s acquisition refer to goodwill (R$21,726), platform (R$22,037), customer portfolio (R$3,491), non-compete (R$2,628) where management evaluated the expectation of a possible loss with the recoverability of the amount of the fine imposed in the case of competition and others;
(d)	Gross contractual amount of trade and other receivables amounted to R$16,998 of which R$482 are not expected to be collected.
10

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Valuation techniques are summarized below:

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform

The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

2. Company’s subsidiaries

		March 31, 2023		December 31,2022
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

11

Notes to the Consolidated Financial Statements

(In thousands of Reais)

3. Preparation basis

These interim condensed consolidated financial statements for the three months periods ended March 31, 2023, have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these consolidated financial statements was approved by the Executive Board of Directors on May 17, 2023.

a. Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value and contingent consideration for business combinations, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b. Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c. Foreign currency translation

For the consolidated Group companies in which the functional currency is different from the Brazilian Real, the interim financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d. Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

12

Notes to the Consolidated Financial Statements

(In thousands of Reais)

e. Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments:

Information about judgments referring to the adoption of accounting policies which impact significantly the amounts recognized in the interim condensed financial statements are included in the following notes:

Note 1 – Identification of assets acquired, and liabilities assumed.

Note –11 - Intangible assets: determination of useful lives of intangible assets.

Uncertainties on assumptions and estimates:

Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next fiscal year are included in the following notes:

Note 1 – business combination: assumptions on the determination of fair value of consideration transferred, assets acquired, and liabilities assumed. The identification of the intangible assets acquired in the business combinations is subject to significant judgements by management as to whether assets are separable from other assets. The measurement of those assets and liabilities assumed also involve judgements and estimates developed by management, based on facts and circumstances known at the time of the business combination that may be not confirmed in the future. Such judgements and estimates are reviewed on an ongoing basis and adjusted prospectively as necessary.

Note 7 – Allowance for expected losses: main assumptions in the determination of loss rate.

Note – 11 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cashflows.

Note – 8 - Provision for labor, tax and civil risks: main assumptions regarding the likelihood and magnitude of the cash outflows.

Note 24 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

(i)                  Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

13

Notes to the Consolidated Financial Statements

(In thousands of Reais)

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—   Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.

—   Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).

—   Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4. Significant Accounting Policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2022 and should be read in conjunction with these interim condensed consolidated financial statements.

5. New standards, amendments, and interpretations of standards

5.1.  New currently effective requirement

The following amended standards are effective for annual periods beginning on or after January 1, 2023. The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1);
●	Annual improvements to IFRS Standards 2018-2020; and
●	Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IRFS Practice Statement 2)
●	Deferred tax related to assets and liabilities arising single transaction (Amendments to IAS 2).

5.2.  Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1st, 2024 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.

●	Classification of liabilities as current or non-current (Amendments to IAS 1)

14

Notes to the Consolidated Financial Statements

(In thousands of Reais)

6. Cash and cash equivalents and financial investments

	March 31, 2023	December 31, 2022
Cash and banks	153,342	43,796
Short-term investments maturing in up to 90 days (a)	5,680	56,447
Financial investments (b)	-	8,160
Total	159,022	108,403

Cash and cash equivalents	159,022	100,243
Financial investments	-	8,160

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 85% to 103% of the CDI rate (Interbank Interest Rate in Brazil).
(b)	In March 2023, the total fund was redeemed, pursuant to the third amendment, signed in September 2022. As of December 31, 2022, the return on such investments was equivalent to 161% of the CDI. The fund's assets were divided into several different asset class pools such as Agribusiness, Real Estate, Direct Lending. Those investments were held as guarantee of the debentures borrowing contract entered into in May 2021.

7. Trade and other receivables

	March 31, 2023	December 31, 2022
Domestic	182,325	157,578
Abroad	16,012	8,861
	198,337	166,439

Allowance for expected credit losses	(12,277)	(10,427)
Total	186,060	156,012

15

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Changes in allowance for expected credit losses are as follows:

	March 31, 2023	December 31, 2022
Balance at the Beginning period	(10,427)	(8,298)
Additions	(1,850)	(23,320)
Reversal	-	15,531
Write-offs	-	5,660
Balance at the End of the period	(12,277)	(10,427)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

The breakdown of accounts receivable from customers by maturity is as follows:

	March 31, 2023	December 31, 2022
Current	149,721	138,848
Overdue (days):
1–30	15,835	6,779
31–60	6,842	3,508
61–90	5,363	3,274
91–120	4,655	1,914
121–150	1,801	1,181
>150	14,120	10,935
Total	198,337	166,439

8. Property, plant and equipment

8.1.  Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance March 31, 2023
Furniture and fixtures	10	655	(355)	300
Leasehold improvements	10	1,607	(1,141)	466
Data processing equipment	20	26,280	(13,688)	12,592
Right of use – leases	20 to 30	5,313	(1,233)	4,080
Machinery and equipment	10	374	(297)	77
Other fixed assets	10 to 20	158	(118)	40
Total		34,387	(16,832)	17,555

16

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2022
Furniture and fixtures	10	724	(358)	366
Leasehold improvements	10	1,607	(1,100)	507
Data processing equipment	20	26,541	(12,548)	13,993
Right of use – leases	20 to 30	5,313	(709)	4,604
Machinery and equipment	10	374	(294)	80
Other fixed assets	10 to 20	158	(118)	40
Total		34,717	(15,127)	19,590

8.2.       Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Exchange variations	March 31, 2023
Furniture and fixtures		724	-	(69)	-	-	655
Leasehold improvements		1,607	-	-	-	-	1,607
Data processing equipment		26,541	-	(154)	(51)	(56)	26,280
Right of use – leases		5,313	-	-	-	-	5,313
Machinery and equipment		374	-	-	-	-	374
Other fixed assets		158	-	-	-	-	158
Cost		34,717	-	(223)	(51)	(56)	34,387
Furniture and fixtures	10	(358)	(24)	27	-	-	(355)
Leasehold improvements	10	(1,100)	(41)	-	-	-	(1,141)
Data processing equipment	20	(12,548)	(1,287)	107	(108)	148	(13,688)
Right of use – leases	20 to 30	(709)	(524)	-	-	-	(1,233)
Machinery and equipment	10	(294)	(3)	-	-	-	(297)
Other fixed assets	10 to 20	(118)	-	-	-	-	(118)
(-) Accumulated depreciation		(15,127)	(1,879)	134	(108)	148	(16,832)
Total		19,590	(1,879)	(89)	(159)	92	17,555

17

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2022
Furniture and fixtures		1,169	-	384	(783)	(23)	(23)	724
Leasehold improvements		2,177	-	759	(1,328)	-	(1)	1,607
Data processing equipment		19,091	7,175	1,161	(863)	197	(220)	26,541
Right of use – leases		6,943	7,139	-	(8,769)	-	-	5,313
Machinery and equipment		408	23	-	(57)	-	-	374
Other fixed assets		332	2	5	(113)	(35)	(33)	158
Cost		30,120	14,339	2,309	(11,913)	139	(277)	34,717
Furniture and fixtures	10	(597)	(148)	-	363	12	12	(358)
Leasehold improvements	10	(1,086)	(251)	-	237	-	-	(1,100)
Data processing equipment	20	(9,061)	(4,590)	-	1,067	(163)	199	(12,548)
Right of use – leases	20 to 30	(3,097)	(2,432)	-	4,820	-	-	(709)
Machinery and equipment	10	(330)	(19)	-	55	-	-	(294)
Other fixed assets	10 to 20	(217)	(28)	-	95	17	15	(118)
(-) Accumulated depreciation		(14,388)	(7,468)	-	6,637	(134)	226	(15,127)
Total		15,732	6,871	2,309	(5,276)	5	(51)	19,590

9. Intangible assets and goodwill

9.1.  Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on March 31, 2023
Intangible assets under development (a)	-	52,081	-	52,081
Brands and patents	-	29	-	29
Software license	20 to 50	10,353	(5,466)	4,887
Database	10	800	(547)	253
Goodwill	-	923,439	-	923,439
Customer portfolio	10	131,448	(98,380)	33,068
Non-compete	20	2,697	(1,348)	1,349
Platform	10 to 20	452,814	(98,327)	354,487
Total		1,573,661	(204,068)	1,369,593

18

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual amortization rates %	Cost	Amortization	Impairment	Net balance on December 31, 2022
Intangible assets under development (a)	-	41,707	-	-	41,707
Brands and patents	-	29	-	-	29
Software license	20 to 50	10,112	(5,135)	-	4,977
Database	10	800	(547)	-	253
Goodwill	-	1,060,162	-	(136,723)	923,439
Customer portfolio	10	131,448	(94,967)	-	36,481
Non-compete	20	2,697	(1,146)	-	1,551
Platform	10 to 20	452,814	(84,019)	-	368,795
Total		1,699,769	(185,814)	(136,723)	1,377,232

9.2.  Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2022	Additions	Hyperinflation adjustment	March 31, 2023
Intangible asset in progress		41,707	10,622	(248)	52,081
Software license		10,112	241	-	10,353
Database		800	-	-	800
Goodwill		923,439	-	-	923,439
Customer portfolio		131,448	-	-	131,448
Non-compete (a)		2,697	-	-	2,697
Brands and patents		29	-	-	29
Platform		452,814	-	-	452,814
Cost		1,563,046	10,863	(248)	1,573,691
Software license	20 – 50	(5,135)	(331)	-	(5,466)
Database	10	(547)	-	-	(547)
Customer portfolio	10	(94,967)	(3,413)	-	(98,380)
Non-compete (a)	20	(1,146)	(202)	-	(1,348)
Platform	10 - 20	(84,01)	(14,308)	-	(98,327)
(-) Accumulated amortizations		(185,814)	(18,254)	-	(204,068)
Total		1,377,232	(7,391)	(248)	1,369,593

19

Notes to the Consolidated Financial Statements

(In thousands of Reais)

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Transfers	Disposals	Hyperinflation adjustment	Impairment	December 31, 2022
Intangible asset in progress		7,723	39,714	-	(5,872)	-	142	-	41,707
Software license		7,449	2,777	-	-	(77)	(37)	-	10,112
Database		800	-	-	-	-	-	-	800
Goodwill		813,912	-	246,250	-	-	-	(136,723)	923,439
Customer portfolio		118,854	-	12,594	-	-	-	-	131,448
Non-compete		2,697	-	-	-	-	-	-	2,697
Brands and patents		25	4	-	-	-	-	-	29
Platform		217,237	-	229,705	5,872	-	-	-	452,814
Cost		1,168,697	42,495	488,549	-	(77)	105	(136,723)	1,563,046
Software license	20 – 50	(3,310)	(1,877)	-	-	52	-	-	(5,135)
Database	10	(467)	(80)	-	-	-	-	-	(547)
Customer portfolio	10	(80,103)	(14,864)	-	-	-	-	-	(94,967)
Non-compete	20	(337)	(809)	-	-	-	-	-	(1,146)
Platform	10 - 20	(34,123)	(49,896)	-	-	-	-	-	(84,0119)
(-) Accumulated amortizations		(118,340)	(67,526)	-	-	52	-	-	(185,814)
Total		1,050,357	(25,031)	488,549	-	(25)	105	(136,723)	1,377,232

The amortization of intangibles includes the amount of R$16,988 for the three months period ended March 31, 2023 (R$11,187 for the three-month period ended March 31, 2022) related to amortization of intangible assets acquired in business combinations, of which R$13,511 (R$7,408 for the three-month period ended March 31, 2022) was recorded in costs of services and R$3,477 (R$3,779 for the three-month period ended March 31, 2022) in administrative expenses.

10.          Trade and other payables

	March 31, 2023	December 31, 2022
Domestic suppliers	244,197	176,447
Abroad suppliers	92	106
Advance from customers	329	2,086
Related parties (a)	124,627	71,054
Other accounts payable	11,410	16,127
Total	380,655	265,820

Current	379,200	264,728
Non-current	1,455	1,092

(a)	The outstanding balances Relate to transactions in the ordinary course of business with the Company’s shareholder Twillo Inc. (note 23).

20

Notes to the Consolidated Financial Statements

(In thousands of Reais)

11.          Loans, borrowings and debentures

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	March 31, 2023	Current	Non- current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	62,335	63,499	125,834	-	(4,517)	(8,042)	5,123	(60)	(8)	118,330	71,675	46,655
Debentures	18.16%	27,206	13,794	41,000	-	(1,665)	(9,471)	1,665	-	-	31,529	23,647	7,882
		89,541	77,293	166,834	-	(6,182)	(17,513)	6,788	(60)	(8)	149,859	95,322	54,537

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2021	Proceeds	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	December 31, 2022	Current	Non- current
Working capital	100% CDI + 2.40% to 6.55% and 8.60% to 12.95%	64,415	98,723	163,138	34,000	(22,868)	(70,069)	22,342	(572)	(137)	125,834	62,335	63,499
Debentures	18.16%	-	45,000	45,000	-	(7,381)	(4,000)	7,381	-	-	41,000	27,206	13,794
		64,415	143,723	208,138	34,000	(30,249)	(74,069)	29,723	(572)	(137)	166,834	89,541	77,293

The portion classified in non-current liabilities has the following payment schedule:

	March 31, 2023	December 31, 2022
2024	45,846	68,602
2025	8,691	8,691
Total	54,537	77,293

21

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 monthly installments. The interest is accrued and paid on a monthly basis. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event of the following situations occur as per D1´s financial results:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months; and
c.	Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months.

On September 12, 2022, the Company signed an amendment, establishing an amortization schedule of 19 installments, the first being paid in September 2022, maturing in July 2024 and monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

Also, in accordance with the signed amendment, new covenants were established for early termination in the following situations as per Zenvia Inc.´s quartely Interim Earnings Release or Interim Consolidated Financial Statements.

i.	The economic Group´s adjusted gross margin is below 30%;
ii.	The economic Group´s cash balance falls below R$65,000.

The Group is currently not in breach of any of the financials obligations set forth in the private deed.

Contractual clauses

The Company has financing agreements in the amount of R$69,932 guaranteed by 20% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

D1 has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent to two times the amount owed by D1 per month, which must go through an escrow account controlled by the creditor and, upon confirmation that the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

22

Notes to the Consolidated Financial Statements

(In thousands of Reais)

12.          Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

The Company has two Long-Term Incentive Programs currently in force. In July 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August 2021 and received RSU in January 2023 after a cliff vesting period of 24 months.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSU (or cash-based payments equivalent to RSU) to certain executives and employees of the Group subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. On the same date, the Executive Board of Directors also approved a reduction of the vesting period ILP 2 and ILP3 from 24 to 18 months. The effects of reduction of the vesting period were recorded as an expense in the consolidated statements of profit or loss in the amount of R$616. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and a provision was recorded as an expense in the consolidated statements of profit or loss.

23

Notes to the Consolidated Financial Statements

(In thousands of Reais)

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSU (or cash-based payments equivalent to RSU) to certain executives and employees of the Group subject to a vesting period of 36 months as of January 1, 2023.

As of March 31, 2023, the Company had outstanding 2,595,334 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$649 (R$2,164 as of December 31, 2022) recorded in the consolidated financial statements. An expense amounting to R$500 (R$641 for the three months period ended March 31, 2022) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Outstanding shares	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	22,077	59.11
08. 23. 2021	12. 22. 2022	11,436	5,854	84.50
08. 24. 2021	12. 22. 2022	3,833	1,658	86.68
05. 05. 2022	05. 09. 2024	240,000	234,543	75.72
03. 13. 2023	12. 31. 2025	2,300,000	2,300,000	8.34
		2,600,791	2,564,132

The roll forward of the granted shares for the three months period ended March 31, 2023, is presented as follows:

Consolidated
Outstanding RSU as of December 31, 2021	60,791
Shares granted	240,000
Shares delivered	(5,457)
Outstanding RSU on December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(31,202)
Outstanding RSU on March 31, 2023	2,564,132

24

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Key management personnel compensation

Key management personnel compensation comprised the following:

For the three months period ended March 31,
	2023	2022
Short-term employee benefits	2,707	7,257
Termination benefits	14	79
Share-based payments	38	641
Total	2,759	7,977

13.          Liabilities from acquisitions

Liabilities from business combinations
	March 31, 2023	December 31, 2022
Investment acquisition - Sirena	7,711	9,802
Investment acquisition – D1	30,090	45,931
Investment acquisition – SenseData	68,088	66,202
Investment acquisition – Movidesk	229,445	229,695
Total liabilities from acquisitions	335,334	351,630

Current	81,139	60,778
Non-current	254,195	290,852

25

Notes to the Consolidated Financial Statements

(In thousands of Reais)

14.           Provisions for tax, labor and civil risks

14.1.        Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	March 31, 2023	December 31, 2022
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	37,648	37,525
Labor provisions and other provisions	2,843	2,225
Total provisions	40,491	39,750
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(37,685)	(37,561)
Labor appeals judicial and other deposits	(221)	(220)
Total judicial deposits	(37,906)	(37,781)
Total	2,585	1,969

(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

14.2.        Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On March 31, 2023, the total amount of contingencies classified as possible was R$70,470 (R$66,725 as of December 31, 2022). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P (application-to-person short message service ) services in the amount of R$22,194 (R$21,867 as of December 31, 2022); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$6,922 (R$6,736 as of December 31, 2022); (iii) administrative claims in the amount of R$38,213 (R$37,396 as of December 31, 2022) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

26

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Labor: the labor contingencies assessed as possible losses totaled R$2,438 as of March 31, 2023 (R$68 as of December 31, 2022). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$674 as of March 31, 2023 (R$633 as of December 31, 2022).

15.          Equity

Share Capital

Shareholder’s	Class	March 31, 2022	% (i)	December 31, 2022	% (i)
Bobsin Corp	B	9,578,220	22.93	9,578,220	22.95
Bobsin Corp	A	897,635	2.15	897,635	2,15
Oria Zenvia Co-investment Holdings, LP (ii)	B	7,119,930	17.05	7,119,930	17.06
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	10.36	4,372,480	10.37
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	A	27,108	0.06	27,108	0.06
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.31	2,637,670	6.32
Twilio Inc.	A	3,846,153	9.21	3,846,153	9.21
D1 former shareholders	A	1,942,750	4.65	1,942,750	4.65
Sirena former shareholders	A	89,131	0.21	89,131	0.21
SenseData former shareholders	A	94,200	0.23	94,200	0.23
Movidesk former shareholders	A	315,820	0.76	315,820	0.76
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.38
Others	A	10,693,754	25.60	10,662,551	25.55
		41,771,186	100	41,739,983	100

(i)	Percentage of economic rights.
(ii)	The shares formerly held by Oria Zenvia Co-investment Holdings II, LP have been transferred to Oria Zenvia Co-investment Holdings, LP. The transfer is still undergoing bureaucratic proceedings to be registered with Zenvia's transfer agent.

On February 27, 2023, the Company issued 31,203 Class A common shares to certain key officers and employees as part of the Company’s long-term incentive plans Nos. 2 and 3 equivalent to an amount of R$2,891.

16.          Segment reporting

16.1.        Basis for segmentation

The segment reporting is based on information used by the Company's Chief Operating Decision Maker (CODM) represented by the Chief Executive Officer (CEO).

27

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Until the middle of 2022, the Company had a single operating segment, considering the information used by CODM, as well as the financial information structure. After the acquisitions made in 2022, the CODM, began monitoring operations, making decisions on resource allocation, and evaluating performance based on two reportable operating segments, CPaaS and SaaS. CODM analyzes revenue and costs o within their respective segments.

For the three months period ended March 31, 2022, the Company had a single segment, being information for these periods segregated between CPaaS and SaaS not available without excessive efforts.

The two operating segments offer different products and services and are managed separately because they require different technology and marketing strategies.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
SaaS (Software-as-a-Service)	Includes the following solutions:
	i.	Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.
	ii.	Zenvia Conversion: Converting leads into sales using multiple communication channels.
	iii.	Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.
	iv.	Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.
	v.	Consulting: A Business Intelligence team, that provide solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.
CPaaS (Communications Platform as a Service)

Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

28

Notes to the Consolidated Financial Statements

(In thousands of Reais)

16.2.        Information about reportable segments

Information related to each reportable segment is set out below. Considering that for the three months period ended March 31, 2022, the Company had a single segment, these periods information’s segregated between CPaaS and SaaS is not available without excessive efforts. So, the comparative disclosures were not restated considering the actual reportable segments:

	March 31, 2023
	CPaaS	SaaS	Consolidated
Revenue	110,462	68,585	179,047
Cost of services	(64,429)	(35,669)	(100,098)
Gross profit	46,033	32,916	78,949

16.3.        Major customer

In March 2023, the Company had one customer representing more than 10% of consolidated revenue. For the three months period ended March 2023 and 2022, this customer represented 11.8% and 21.0%, respectively, of consolidated revenue.

16.4.        Revenue geographic information

The Company’s revenue by geographic region is presented below:

	Three months period ended March 31
	2023	2022
Primary geographical markets
Brazil	160,095	180,318
USA	3,571	4,488
Argentina	3,110	2,349
Mexico	4,231	3,882
Switzerland	82	93
Colombia	1,625	1,237
Peru	1,043	1,003
Chile	897	830
Others	4,393	3,381
Total	179,047	197,581

16.5.        Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in February, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

29

Notes to the Consolidated Financial Statements

(In thousands of Reais)

17.          Expenses by nature

	Three months period ended March 31
	2023	2022

Personnel expenses (a)	(52,929)	(46,272)
Costs with operators/Other costs	(78,812)	(128,650)
Depreciation and amortization	(20,133)	(14,764)
Outsourced services	(8,652)	(10,182)
Rentals/insurance/condominium/water/energy	(517)	(401)
Allowance for credit losses	(2,161)	(2,040)
Marketing expenses / events	(2,757)	(3,724)
Communication	(681)	(789)
Travel expenses	(533)	(253)
Other expenses (i)	(7,977)	(6,702)
Other income and expenses, net	(83)	(8,040)
Total	(175,235)	(221,817)

Cost of services	(100,098)	(138,157)
Sales and marketing expenses	(27,442)	(25,419)
General administrative expenses	(31,447)	(34,733)
Research and development expenses	(14,004)	(13,310)
Allowance for credit losses	(2,161)	(2,040)
Other income and expenses, net	(83)	(8,158)
Total	(175,235)	(221,817)

(i)	For the three-month period ended March 31, 2023, the total amount is primarily composed of R$4,158 (R$2,037 for the three-month period ended March 31, 2022) referring to software license; R$1,066 (R$1,182 for the three-month period ended March 31, 2022) referring to Commissions; and R$2,114 referring to corporate events (R$32 for the three-month period ended March 31, 2022).

30

Notes to the Consolidated Financial Statements

(In thousands of Reais)

(a)      Personnel expenses:

	Three months period ended March 31
	2023	2022
Salary	(21,989)	(25,046)
Benefits	(6,106)	(2,861)
Compulsory contributions to social security	(8,791)	(6,429)
Compensation	(766)	(170)
Provisions (vacation/13th salary)	(7,497)	(5,071)
IPO Bonus and share-based payment	(7,159)	(4,654)
Provision for bonus and profit sharing	(430)	(641)
Other	(191)	(1,400)
Total	(52,929)	(46,272)

18.          Financial Income (Expenses)

	Three months period ended March 31
	2023	2022
Finance expenses
Interest on loans and financing	(5,123)	(5,584)
Interest on Debentures	(1,665)	(1,860)
Discounts	(3,935)	(2)
Foreign exchange losses	(2,316)	(2,600)
Bank expenses and IOF (tax on financial transactions)	(503)	(657)
Other financial expenses	(311)	(451)
Interests on leasing contracts	(112)	(149)
Losses on derivative instrument	(837)	(695)
Hyperinflation adjustment	(136)	(1,620)
Monetary correction (i)	(3,786)	-
Total finance expenses	(18,724)	(13,618)
Finance income
Interest	1	423
Foreign exchange gain	732	5,430
Interests on financial instrument	1,153	6,008
Other financial income	184	9
Monetary correction (i)	555	30
Total finance income	2,625	11,900
Total financial income (expenses)	(16,099)	(1,718)
(i)	The amount is related of monetary correction provision of Earn-out amounts.

31

Notes to the Consolidated Financial Statements

(In thousands of Reais)

19.          Income tax and social contribution

	Three months period ended March 31
	2023	2022
Deferred taxes on temporary differences and tax losses	8,827	4,949
Current tax expenses	(218)	(20)
Tax (income) expense	8,609	4,929

19.1.        Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months period ended March 31
	2023	2022
Loss before income tax and social contribution	(12,287)	(25,954)
Basic rate	34%	34%
Income tax and social contribution	4,178	8,824
Tax incentives	493	-
Deferred income taxes not recognized of subsidiaries (a)	4,356	(2,620)
IPO Bonus	-	(104)
Others	(418)	(1,171)
Tax benefit (expense)	8,609	4,929
Effective rate	70.06%	18.99%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$2,188 for the three-month ended March 31, 2023 (R$4,617 For the three-month ended March 31, 2022) because it is not probable that future taxable profit will be available against which the Company can use the benefits.

32

Notes to the Consolidated Financial Statements

(In thousands of Reais)

19.2.        Breakdown and Changes in deferred income tax and social contribution

	March 31, 2023	December 31, 2022
Deferred tax assets
Provision for labor, tax and civil risk	12,800	12,583
Allowance for doubtful accounts	2,836	2,160
Tax losses and negative basis of social contribution tax	13,047	13,039
Provision for compensation or renegotiation from acquisitions	52,700	52,837
Goodwill impairment	33,059	33,059
Customer portfolio and platform	5,459	901
Other temporary differences	7,485	3,975
Total deferred tax assets	127,386	118,554
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)
Net deferred tax	100,601	91,769
Deferred taxes – assets	100,601	91,769
Deferred taxes – liabilities	-	-

Balance at December 31, 2022	91,769
Additions	8,969
Reversal	(137)
Balance at March 31, 2023	100,601

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

33

Notes to the Consolidated Financial Statements

(In thousands of Reais)

20.          Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

For the three-month period March 31, 2023 and 2022, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of income and shares used in calculating basic and diluted earnings per share.

	Three months period ended March 31
	2023	2022
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(3,750)	(21,025)
Denominator
Weighted average for number of common shares	41,766,228	32,616,258
	41,766,228	32,616,258

Basic and diluted loss per share (in reais)	(0.090)	(0.645)

34

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.          Risk management and financial instruments

21.1.       Classification of financial instruments

The classification of financial instruments is presented in the table below:

	March 31, 2023					December 31, 2022
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	153,342	5,680	5,680	-	-	43,796	56,447	56,447	-	-
Financial investment	-	-	-	-	-	-	8,160	8,160	-	-
Trade accounts receivable	173,757	-	-	-	-	156,012	-	-	-	-
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-
Total assets	327,099	5,680	5,680	-	-	199,808	64,607	64,607	-	-
Liabilities
Loans and financing	149,859	-	-	-	-	166,834	-	-	-	-
Trade and other payable	380,6557	-	-	-	-	265,820	-	-	-	-
Liabilities from acquisition	267,246	68,088	-	-	68,088	285,428	66,202	-	-	66,202
Total liabilities	797,760	68,088	-	-	68,088	718,082	66,202	-	-	66,202

35

Notes to the Consolidated Financial Statements

(In thousands of Reais)

21.1.1. Level 3 measurement

The fair value of acquisitions is determined using unobservable inputs, therefore it is classified in the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of acquisitions on measurement are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between signigicant unobservable and fair value measurement
Liabilities from acquisition	Market Comparison: The valuation model considered the acquisition price of companies of the similar size, sector.	- Acquisitions multiples ranges depending on the gross profit business plan achievement	The estimated fair value would incresce (descrease) if: - The gross profit was higher (lower) in the period of the earn-out calculation.

From the amount to be paid related to liabilities from acquisitions, the Company has a liability arising from its acquisitions that will be settled as certain milestones established in the contract are reached. As of March 31, 2023, the Company had a total of R$68,088 (R$66,202 on December 31, 2021) recorded under Liabilities from acquisition.

21.2.        Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)   Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits.  The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

36

Notes to the Consolidated Financial Statements

(In thousands of Reais)

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	March 31, 2023	December 31, 2022
Cash and cash equivalents	159,022	100,243
Financial investment	-	8,160
Trade accounts receivable	186,060	156,012
Total	345,082	264,415

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●	All notes receivable past due for more than 6 months;
●	Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

(b)      Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)      Operations with derivatives

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. As of March 31, 2023, the Company has an obligation of R$837 registered as derivative financial instruments.

(d)      Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

37

Notes to the Consolidated Financial Statements

(In thousands of Reais)

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years
Loans, borrowings and debentures	149,859	165,409	107,103	57,115	1,191
Trade and other payables	380,655	380,655	379,200	1,455	-
Liabilities from acquisitions	335,334	335,334	81,139	231,306	22,889
Lease liabilities	4,327	4,327	2,011	2,316	-
Total	870,175	885,725	569,453	292,192	24,080

(e)      Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at fair value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. The base scenario was the index as of March 31, 2023 of 12.75% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate (long-term interest rate).

Operation	Balance at March 31, 2023	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	153,342	CDI decrease	19,551	14,663	9,776
			12.75%	9.56%	6.38%
Financial liabilities – financing	149,859	CDI decrease	19,107	23,884	28,661
			12.75%	15.94%	19.13%

(f)      Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

38

Notes to the Consolidated Financial Statements

(In thousands of Reais)

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	March 31, 2023	December 31, 2022
Loans and borrowings	149,859	166,834
Cash and cash equivalents	(159,022)	(100,243)
Net debt	(9,163)	66,591
Total equity	950,369	953,336
Net debt/equity (%)	(0.01)	0.07

22.          Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of March 31, 2023, the Company has in trade and other payables R$125,471 (R$71,054 as of December 31, 2022) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs.

39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer